EXHIBIT (99-1)

Summary of Directors and Officers Insurance Program

The Procter & Gamble Company purchases Directors and Officers Liability insurance from various insurance carriers. The policy limits for the period from June 30, 2023 to June 30, 2024 were $300 million.